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SECURITI [barcode] ISSION

04004443

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 29426

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2004 WASH. D.C. 153

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 TAMA STREET
(No. and Street)

MARION (City) **IOWA** (State) **52302** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. BERTHEL **(319) 447-5700**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

221 3RD AVE. SE STE. 300 (Address) **CEDAR RAPIDS** (City) **IA** (State) **52401** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **THOMAS J. BERTHEL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Signature

CHIEF EXECUTIVE OFFICER
Title

NOTARIAL SEAL IOWA
MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
Jan. 22, 2007

Michelle R. Hartzell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berthel Fisher & Company Financial Services, Inc.
(A Majority Owned Subsidiary of Berthel Fisher & Company)

Financial Report

December 31, 2003

Contents

Independent Auditor's Report	1
Financial Statements	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5 – 6
Notes to financial statements	7 – 13
Supplementary Information	
Computation of net capital under Securities and Exchange Commission Rule 15c3-1	14
Independent Auditor's Report on Internal Control Required by the Securities and Exchange Commission Rule 17a-5	15 – 16

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the "Company"), a majority owned subsidiary of Berthel Fisher & Company, as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen LLP

Cedar Rapids, Iowa
February 11, 2004

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	2,729,725
Deposit with correspondent broker		107,342
Due from correspondent broker		855,258
Other commissions receivable		227,758
Other receivables, less allowance for doubtful accounts of $102,341		289,134
Due from affiliates (Note 2)		788,675
Investments in securities:		
Marketable, at market value		32,777
Not readily marketable, at estimated fair value, cost of $467,838		224,751
Notes receivable, less allowance for doubtful accounts of $190,866 (Note 3)		397,779
Property and equipment (Note 5)		56,444
Other assets		265,410
Deferred income taxes (Note 4)		306,000
Intangibles assets, less accumulated amortization $89,925 (Notes 12 and 13)		989,175
Goodwill (Notes 12 and 13)		2,100,771
	$	9,370,999

Liabilities and Stockholders' Equity		
Liabilities:		
Commissions payable	$	1,326,211
Accounts payable and other accrued expenses		1,437,285
Due to affiliates (Note 2)		35,490
Total liabilities		2,798,986
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Common stock, no par value; authorized 250,000 shares; issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock, authorized 50,000 shares; issued and outstanding 4,182 shares (Note 7)		300,142
Additional paid-in capital (Notes 12 and 13)		3,298,635
Retained earnings		152,088
Total stockholders' equity		6,572,013
	$	9,370,999

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary of Berthel Fisher & Company)

Statement of Operations
Year Ended December 31, 2003

Revenues:	
Commissions (Note 11)	$ 26,991,204
Underwriting (Note 11)	684,144
Fee income (Note 11)	975,649
Interest and dividends	181,026
Net unrealized investment gains	97,992
Net realized investment losses	(340,180)
Other	620,335
Total revenues	29,210,170
Expenses:	
Commissions	20,687,824
Employee compensation	2,246,517
Employee benefits (Note 10)	403,132
Management fees (Note 9)	524,000
Occupancy (Note 9)	1,004,394
Clearing charges	1,186,119
Stock reporting services	225,347
Data processing	219,111
Other general and administrative expenses	1,250,969
Interest	34,869
Total expenses	27,782,282
Income before income taxes	1,427,888
Income tax expense (Note 4)	-
Net income	$ 1,427,888

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2003

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, beginning	$ 2,821,148	$ 300,142	$ -	$ (1,257,791)	$ 1,863,499
Net income	-	-	-	1,427,888	1,427,888
Contribution of certain assets acquired by Parent (Note 13)	-	-	2,177,812	-	2,177,812
Acquisition of Company's minority common interest (Note 12)	-	-	1,120,823	-	1,120,823
Series A cumulative, convertible	-	-	-	-	
preferred stock dividend	-	-	-	(18,009)	(18,009)
Balance, ending	$ 2,821,148	$ 300,142	$ 3,298,635	$ 152,088	$ 6,572,013

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary of Berthel Fisher & Company)

Statements of Cash Flows
Year Ended December 31, 2003

Cash Flows from Operating Activities:		
Net income	$	1,427,888
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Net unrealized investment gains		(97,992)
Amortization expense		118,445
Deferred income taxes		(306,000)
Depreciation expense		17,050
Loss on sale of property and equipment		6,041
Accretion of notes receivables		(51,107)
Change in assets and liabilities:		
Deposit with correspondent broker		(106)
Due from correspondent broker		(424,387)
Other commissions receivables		(171,335)
Other receivables		(233,123)
Due from affiliates		(154,780)
Investments in securities		223,412
Other assets		(113,650)
Commissions payable		888,355
Accounts payable and other accrued expenses		905,687
Due to affiliates		(75,006)
Net cash flows provided by operating activities		1,959,392
Cash Flows from Investing Activities:		
Purchase of property and equipment		(15,580)
Proceeds from the sale of property and equipment		25,521
Collection of notes receivable		41,039
Net cash flows provided by investing activities		50,980
Cash Flows (Used In) Financing Activities, payment of dividends		(18,009)
Increase in cash and cash equivalents		1,992,363
Cash and cash equivalents:		
Beginning		737,362
Ending	$	2,729,725

(Continued)

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary of Berthel Fisher & Company)

Statements of Cash Flows (Continued)
Year Ended December 31, 2003

Supplemental Disclosures of Cash Flow Information:		
Cash payments for interest	$	34,869
Investing and Financing Activities:		
Contribution of certain assets acquired by Parent (Note 13):		
Goodwill	$	1,159,048
Customer list		900,000
Due from correspondent broker		68,764
Deposit with correspondent broker		50,000
	$	2,177,812
Acquisition of Company's minority common interest (Note 12):		
Goodwill	$	941,723
Customer list		179,100
	$	1,120,823

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (the "Company") is a majority owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a registered broker-dealer operating exclusively in the securities industry. The Company introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer securities accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less and not held for long-term investment purposes to be cash equivalents.

Use of estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Significant estimates include the valuation of not readily marketable securities and notes receivable by the Board of Directors, the allowance for doubtful accounts, the valuation allowance for deferred tax assets and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the statement of operations. Realized gains and losses are recognized using the specific-identification method.

In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note.

Intangible assets: The Financial Accounting Standards Board has issued Statement No. 142, *Goodwill and Other Intangible Assets*. Under Statement No. 142, goodwill is not amortized but is subject to impairment tests performed at least annually.

The customer list is being amortized by the straight-line method over a nine-year period.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over their estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Other assets: Included within other assets are capitalized interface licensing fees charges of $157,600. These charges are being amortized using the straight-line method over a period of five years. Amortization of $28,520 was incurred during 2003 and accumulated amortization totaled $113,273 as of December 31, 2003.

Revenue recognition: Commissions revenue and the related clearing expenses are earned on a trade date basis. Income from underwriting and fees is typically earned in accordance with the fee agreement.

Note 2. Due from Affiliates and Due to Affiliates

The Company enters into various financing arrangements with the other affiliated entities, primarily for purposes of short-term financing.

Due from affiliates, consists of the following:		
Interest receivable	$	164,891
Other receivables		623,784
	$	788,675

Due to affiliate, consists of the following:		
Interest payable	$	2,671
Other payables		32,819
	$	35,490

Note 3. Notes Receivable

Notes receivable as of December 31, 2003 consist of the following:

Uncollateralized notes receivable, 8%, interest and principal due April 2003 through May 2007	$	156,528
Uncollateralized notes receivable, 8%, interest and principal due November 2003 through August 2006		136,957
Uncollateralized notes receivable, 8%, interest and principal due June 2004 through March 2007		64,926
Uncollateralized notes receivable, 8%, interest and principal due March 2005 through December 2007		121,781
Various uncollateralized notes receivable due from brokers		108,453
		588,645
Less allowance for doubtful accounts		(190,866)
	$	397,779

As of December 31, 2003, the principal maturities of notes receivable are as follows:

Year ending December 31:		
2004	$	237,648
2005		110,622
2006		127,189
2007		113,186
	$	588,645

Note 4. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax benefit for the year ended December 31, 2003 are summarized as follows:

Current	$	306,000
Deferred		(306,000)
Income tax expense	$	-

Note 4. Income Taxes (Continued)

The provision for income tax benefit for the year ended December 31, 2003 is less than the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes due to the following items:

Computed expected amount	$	485,482
Nondeductible expenses		27,775
State income taxes, net of federal tax benefit		64,255
Other		101,488
Change in valuation allowance		(679,000)
	$	-

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, unrealized appreciation/depreciation on investments, accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	336,000
Gross deferred income tax liabilities		(30,000)
Net deferred income tax asset	$	306,000

Note 5. Property and Equipment

Property and equipment as of December 31, 2003 consists of the following:

Furniture and fixtures	$	77,476
Leasehold improvements		25,995
Accumulated depreciation		(47,027)
Property and equipment, net	$	56,444

Note 6. Commitments and Contingencies

The Company leases office facilities and certain equipment under various noncancellable operating leases with expiration dates through November 2005. Lease expense of $644,476 was incurred during the year ended December 31, 2003. The Company leases computer equipment and services from its clearing organization and those lease payments are based on the number of computers utilized. The total of minimum lease payments remaining under these leases at December 31, 2003 is as follows:

Year ending December 31:		
2004	$	143,642
2005		88,165
	$	231,807

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations, or cash flows.

The Parent of the General Partner had $2,242,000 of unsecured debt that was due December 31, 2002. This debt was refinanced in January 2004 with new notes payable due June 2008. The Parent raised $725,000 under the debt offering and $712,000 of the $2,242,000 debt due in 2002 was rolled over into the new debt issue. In addition, the Parent issued a note payable to a bank for $1,000,000. The proceeds raised were used to payoff the $1,530,000 of unsecured debt that was not rolled into the new debt issue. As collateral for this bank loan, the Parent pledged its ownership interest in the Company (195,069 shares of the Parent's common stock).

Note 7. Series A Cumulative Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A convertible, cumulative preferred stock. The preferred stock has preference in liquidation over the common stockholders. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to common stock holders. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholders. Series A stockholders may convert each of their shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholders the consideration originally given plus all accrued and unpaid dividends.

As of December 31, 2003, 4,182 shares of Series A cumulative convertible preferred stock are outstanding.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2003, the Company had net capital and net capital requirements of $1,191,112 and $182,600, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.30 to 1.

Note 9. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has an unwritten, discretionary month-to-month agreement with its Parent in which the Company's Parent provided management services at a monthly rate of $32,000 for the first seven months of the year and then $60,000 for the remaining five months of the year ended December 31, 2003.

During the year ended December 31, 2003, the Company paid $314,312 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

Note 10. Profit Sharing Plan

Substantially all employees are covered by the Company's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Under the terms of the plan, each participant may elect to defer compensation from 2% to 20%. A matching contribution equal to 50% of the deferred compensation of all eligible participants is made by the employer up to 4% of each participant's total compensation. The employee contributions to the plan are fully vested and employer contributions vest over five years. The Company's contributions for the year ended December 31, 2003 aggregated $33,997.

Note 11. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003. The Company monitors such risk on a daily basis.

The Company maintains its cash accounts in one commercial bank. The amount on deposit at December 31, 2003 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $2,335,000.

Note 11. Financial Instruments (Continued)

Fair value considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investments in marketable securities are valued using quoted market prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Note 12. Acquisition of the Company's Minority Common Interest

During the year ended December 31, 2003 the Company's 19.9% minority common shareholder, Farm Bureau Life Insurance Company ("Farm Bureau") entered into a new investment agreement with the Parent. The new agreement, among other things, has Farm Bureau exchanging their minority common interest in the Company for common shares, preferred shares, and warrants of the Parent. The Parent accounted for the acquisition of the minority common interest in the Company using purchase accounting as provided for under FAS 141 "Business Combinations". The resulting premium of the fair value of the minority common interest over its book value of $1,120,823 was pushed down to the Company as an addition to equity. The premium was recorded $179,100 as customer list intangible and $941,723 as goodwill.

Note 13. Contribution of Certain Assets Acquired by Parent

During the year ended December 31, 2003 the Parent purchased certain net assets of Continental Capital Corporation for $2,177,812. The Parent contributed the assets acquired to the Company as an addition to equity. The assets contributed to the Company were as follows:

Goodwill	$ 1,159,048
Customer list	900,000
Due from correspondent broker	68,764
Deposit with correspondent broker	50,000
	$ 2,177,812

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary of Berthel Fisher & Company)

Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
December 31, 2003

Computation of net capital:		
Total stockholders' equity	$	6,572,013
Total nonallowable assets and other charges:		
Petty cash		450
Excess deposits with correspondent broker		7,342
Other receivables		218,749
Due from affiliates		788,675
Investments in securities not readily marketable		224,751
Notes receivable		397,779
Property and equipment		56,444
Other assets		265,410
Deferred income taxes		306,000
Intangible assets		989,175
Goodwill		2,100,771
Insurance deductible		9,080
Other deductions		1,313
Net capital before haircuts on securities positions		1,206,074
Haircuts on securities positions		11,099
Undue concentration		3,863
Net capital	$	1,191,112
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable, net of payroll advances	$	1,255,826
Accounts payable and other accrued expenses		1,441,826
Due to affiliates		35,490
Dividends declared on Series A preferred stock		4,539
Assets with credit balances/liabilities with debit balances		1,313
Total aggregate indebtedness	$	2,738,994
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000	$	182,600
Excess net capital, net capital less net capital requirement	$	1,008,512
Percentage of aggregate indebtedness to net capital		230%

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2003.

Independent Auditor's Report
on Internal Control Required by the
Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholders
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements and supplemental schedules of Berthel Fisher & Company Financial Services, Inc. (Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen LLP

Cedar Rapids, Iowa
February 11, 2004